FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

July 26th, 2005

Item 3.  Press Release

Date of Issuance:

July 26th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

The Company announced the expansion of its distributor network into Mexico by the appointment of leading distributor Standard Machinery& Supply Company S.A. de C.V.  Standard Machinery, a major materials handling equipment distributor throughout Mexico, will distribute and sell AccelRate™ SC “High-Speed” battery chargers to the industrial aftermarket in Mexico City, Puebla, surrounding areas, and all of the Yucatan peninsula. Standard Machinery has placed an initial order for an AccelRate™ SC product destined to prove out the technology to some of their larger accounts.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 26th day of July, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  46

        July 26, 2005

 TSX.V Symbol: APS

FOR IMMEDIATE RELEASE

     Frankfurt (Germany) Symbol: KCG

AccelRate Strengthens Sales Network by Signing Leading Materials Handling Equipment Distributor in Mexico for its High-Speed Battery Chargers

Vancouver, B.C, July 25, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers for the motive power industry, announced today the expansion of its distributor network into Mexico by appointing leading distributor Standard Machinery& Supply Company S.A. de C.V.

Standard Machinery, a major materials handling equipment distributor throughout Mexico, will distribute and sell AccelRate™ SC “High-Speed” battery chargers to the industrial aftermarket in Mexico City, Puebla, surrounding areas, and all of the Yucatan peninsula. Standard Machinery has placed an initial order for an AccelRate™ SC product destined to prove out the technology to some of their larger accounts.

“We are very optimistic about the demand for AccelRate™ SC “High-Speed” battery chargers, which takes battery charging to a new level, and see great potential in the Mexican marketplace,” said Juan Carlos Moreno, President and General Manager of Standard Machinery de Merida. “Our sales team will be able to offer end-users a technology that is seamlessly integrated into our customers operations and reduces their initial capital outlay, but more importantly, their ongoing operational costs.”

“We welcome Standard Machinery as a distributor and value their thorough knowledge of the local Mexican market” said Pierre Gadbois, Vice President Motive Power for AccelRate Power Systems. “Mexico is of strategic importance for AccelRate. Together with our high-level distributors in Canada and the Northwest region of the United States, our unique charger products are now commercially available in all countries within North America.”

This follows the signing of a license agreement with Hawker Powersource, announced on April 7, 2005, as the manufacturer of AccelRate battery chargers for motive applications. Subsequently, AccelRate named Papé Material Handling and Carney Battery Handling as its respective distributors in Canada and the Northwest region of the United States.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Standard Machinery & Supply Company S.A. de C.V. (www.standardmachinery.com.mx) has 35 years of experience in the forklift business, with sales, service and distribution in the Central and Southern region of Mexico. Standard Machinery offers a variety of products with ISO 9001 certification, including various models of lift trucks such as electric counterbalanced, narrow aisle, and pallet trucks.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.